Exhibit 99.4

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

We, our and BCE means BCE Inc., its subsidiaries and joint ventures.

Our annual consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to United States GAAP should be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2008. We believe that this reconciliation reflects all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results for the years shown. Material differences between Canadian GAAP and United States GAAP are quantified and described below:

Consolidated Statements of Operations

For the year ended December 31 (in $ millions, except share amounts)	2008	2007	2006
Earnings from continuing operations – Canadian GAAP	1,031	3,959	1,893
Differences
Cost of revenue, exclusive of depreciation and amortization
Leases (i)	(19)	(8)	-
Selling, general and administrative expenses
Deferred costs and finite-life intangible assets (a)	-	(3)	(13)
Employee benefit plans (b)	45	32	(24)
Depreciation and amortization expense
Deferred costs and finite-life intangible assets (a)	12	16	18
Capitalized interest (g)	(67)	(62)	(50)
Leases (i)	15	7	-
Other income (expense)
Income from joint ventures (d)	(7)	176	77
Net change in unrealized gains and losses on derivatives (e)	-	(4)	2
Sale of businesses (f)	-	(23)	1,540
Interest expense
Capitalized interest (g)	107	111	116
Leases (i)	1	1	-
Income taxes
Tax effect of the above items	(26)	(91)	(28)
Unrecognized tax benefits (h)	(58)	(240)	-
Non-controlling interest	(9)	(2)	10
Earnings from continuing operations – U.S. GAAP	1,025	3,869	3,541
Discontinued operations – Canadian GAAP	(88)	98	114
Difference (f)	5	(115)	(73)
Discontinued operations U.S. GAAP	(83)	(17)	41
Net earnings – U.S. GAAP	942	3,852	3,582
Dividends on preferred shares – Canadian GAAP	(124)	(131)	(70)
Difference (e)	-	-	(15)
Dividends on preferred shares – U.S. GAAP	(124)	(131)	(85)
Net earnings applicable to common shares – U.S. GAAP	818	3,721	3,497
Net earnings per common share – basic, U.S. GAAP
Continuing operations	1.12	4.64	4.01
Discontinued operations	(0.10)	(0.02)	0.05
Net earnings	1.02	4.62	4.06
Net earnings per common share – diluted, U.S. GAAP
Continuing operations	1.12	4.63	4.01
Discontinued operations	(0.10)	(0.02)	0.05
Net earnings	1.02	4.61	4.06
Average number of common shares outstanding – basic (millions)	805.8	804.8	861.4

Consolidated Statements of Comprehensive (Loss) Income

For the year ended December 31 (in $ millions)	2008	2007	2006
Other comprehensive (loss) income, net of income taxes and non-controlling interest – Canadian GAAP	(29)	63	71
Difference
Net change in unrealized gains (losses) on available-for-sale financial assets	-	-	(18)
Net change in gains and losses on derivatives designated as cash flow hedges	-	-	(2)
Additional minimum pension liability	-	-	1,132
Benefit plans (b) (c)	(593)	566	-
Other comprehensive (loss) income – U.S. GAAP	(622)	629	1,183
Net earnings – U.S. GAAP	942	3,852	3,582
Comprehensive income – U.S. GAAP	320	4,481	4,765

Consolidated Statements of Accumulated Other Comprehensive Loss

For the year ended December 31 (in $ millions)	2008	2007
Currency translation adjustment	(2)	(4)
Available-for-sale financial assets and derivatives designated as cash flow hedges (e)	43	74
Benefit plans (b) (c)
Net actuarial losses	(1,605)	(1,025)
Net past service costs	68	77
Net transitional obligations	(2)	2
Accumulated other comprehensive loss – U.S. GAAP	(1,498)	(876)

Consolidated Balance Sheets

At December 31		2008			2007
(in $ millions)	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
ASSETS
Current assets
Cash and cash equivalents	3,059	-	3,059	2,652	-	2,652
Accounts receivable	1,837	-	1,837	1,902	-	1,902
Future income taxes	86	-	86	71	-	71
Inventory	272	-	272	264	-	264
Prepaid and other expenses	304	-	304	274	-	274
Current assets of discontinued operations	20	-	20	61	-	61
Total current assets	5,578	-	5,578	5,224	-	5,224
Capital assets
Property, plant and equipment (i) (g)	19,407	594	20,001	18,593	537	19,130
Finite-life intangible assets (a) (g)	2,697	51	2,748	2,475	47	2,522
Indefinite-life intangible assets	3,697	-	3,697	2,913	-	2,913
Total capital assets	25,801	645	26,446	23,981	584	24,565
Other long-term assets (l)	2,613	(1,882)	731	3,080	(1,211)	1,869
Goodwill (f)	5,659	64	5,723	5,855	64	5,919
Non-current assets of discontinued operations	12	-	12	90	-	90
Total assets	39,663	(1,173)	38,490	38,230	(563)	37,667
LIABILITIES
Current liabilites
Accounts payable and accrued liabilites	3,538	-	3,538	3,254	-	3,254
Interest payable	139	-	139	145	-	145
Dividends payable	337	-	337	337	-	337
Debt due within one year (i) (k)	2,201	12	2,213	721	(7)	714
Current liabilities of discontinued operations	12	-	12	40	-	40
Total current liabilities	6,227	12	6,239	4,497	(7)	4,490
Long-term debt (e) (i) (k)	10,099	25	10,124	10,766	36	10,802
Other long-term liabilities (l)	4,946	110	5,056	4,630	(5)	4,625
Non-current liabilities of discontinued operations	-	-	-	2	-	2
Total liabilities	21,272	147	21,419	19,895	24	19,919
Non-controlling interest	1,080	(487)	593	1,103	(348)	755
SHAREHOLDERS’ EQUITY
Preferred shares	2,770	-	2,770	2,770	-	2,770
Common shareholders’ equity
Common shares (j)	13,525	(65)	13,460	13,536	(65)	13,471
Treasury stock	(86)	-	(86)	-	-	-
Contributed surplus (f)	2,531	(1,540)	991	2,537	(1,540)	997
Accumulated other comprehensive income (loss)	39	(1,537)	(1,498)	68	(944)	(876)
(Deficit) retained earnings	(1,468)	2,309	841	(1,679)	2,310	631
Total common shareholders’ equity	14,541	(833)	13,708	14,462	(239)	14,223
Total shareholders’ equity	17,311	(833)	16,478	17,232	(239)	16,993
Total liabilities and shareholders’ equity	39,663	(1,173)	38,490	38,230	(563)	37,667

Consolidated Statements of Cash Flows

For the year ended December 31 (in $ millions) (unaudited)	2008	2007	2006
Cash flows from operating activities – Canadian GAAP	5,912	5,733	5,357
Differences
Deferred costs (a)	-	(3)	(13)
Capitalized interest (g)	107	111	116
Income from joint ventures (d)	-	3	(89)
Cash flows from operating activities – U.S. GAAP	6,019	5,844	5,371
Cash flows used in investing activities – Canadian GAAP	(3,950)	(61)	(3,684)
Differences
Deferred costs (a)	-	3	13
Capitalized interest (g)	(107)	(111)	(116)
Income from joint ventures (d)	-	326	849
Cash flows used in investing activities – U.S. GAAP	(4,057)	157	(2,938)
Cash flows used in financing activities – Canadian and U.S. GAAP	(1,559)	(3,914)	(3,639)
Cash flows used in continuing operations – U.S. GAAP	403	2,087	(1,206)
Cash flows used in discontinued operations activities – U.S. GAAP (d)	(25)	(29)	77
Cash flows used in discontinued investing activities – U.S. GAAP	29	19	638
Cash flows from discontinued financing activities – U.S. GAAP	(2)	-	627
Net decrease in cash and cash equivalents	405	2,077	136
Cash and cash equivalents at beginning of period	2,658	581	445
Cash and cash equivalents at end of period	3,063	2,658	581
Consists of:
Cash and cash equivalents of continuing operations	3,059	2,652	563
Cash and cash equivalents of discontinued operations	4	6	18
Total	3,063	2,658	581

All amounts are in millions of Canadian dollars, except where noted.

(a) Deferred Costs and Finite-life Intangible Assets

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Employee Benefit Plans

Under United States GAAP, we recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. We also recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not permit pension valuation allowances. Differences also arise from the use of the corridor method to amortize actuarial gains and losses for Canadian GAAP purposes.

(c) Post-Employment Benefits

In 2007, we announced the phase-out of other post-employment benefits for future retirees over the next 10 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income (loss) of $209 million in June, 2007.

(d) Income from Joint Ventures

Under Canadian GAAP, we account for our interests in joint ventures using the proportionate consolidation method. Under United States GAAP, these interests would be accounted for using the equity method. This difference is not reflected in our United States GAAP reconciliation for those joint venture interests that qualify for the related accommodation provided by the United States Securities and Exchange Commission.

Our joint venture interests accounted for using the proportionate consolidation method are not material to our financial position or results of operations.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

(e) Derivative Instruments and Hedging Activities

Under Canadian GAAP, foreign-currency derivatives embedded in a non-financial instrument host contract are not bifurcated and separately accounted for when specified conditions are met. Differences may also arise with respect to the measurement of hedge ineffectiveness recorded in earnings.

In 2003, we settled the dividend rate swaps used to hedge certain preferred shares. These dividend rate swaps were used to convert the fixed-rate dividends on the preferred shares to floating-rate dividends. Prior to January 1, 2007, under Canadian GAAP, the proceeds received on settlement of these swaps were deferred and amortized against preferred dividends over the remaining original terms of the swaps. Under United States GAAP, these swaps did not qualify for hedge accounting and the settlement gain was recorded through earnings when realized. As of January 1, 2007, there is no difference between Canadian GAAP and United States GAAP.

(f) Sale of Businesses, Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Also, differences between Canadian GAAP and United States GAAP may cause corresponding differences in the carrying values of the net assets of businesses sold, including those classified as discontinued operations. Changes in our ownership interest in these businesses will cause a corresponding difference in any resulting gains or losses.

BCE’s ownership interest in Bell Aliant was reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

(g) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction. Under United States GAAP, borrowing costs must be capitalized for all assets under construction.

(h) Income Taxes

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (“FIN 48”), effective for fiscal years beginning after December 15, 2006. FIN 48 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely to be realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not to be realized.

As a result of the adoption of FIN 48, BCE recognized a $636 million decrease in the liability for unrecognized tax benefits, with a corresponding decrease in our opening deficit, as at January 1, 2007, as reported under United States GAAP.

BCE and its subsidiaries are subject to either Canadian federal and provincial income tax, United States federal, state or local income tax. BCE has substantially concluded all Canadian federal and provincial income tax matters for the years through 2000. Canadian federal income tax returns for taxation years ended December 31, 2001 through December 31, 2006 are currently under examination by the Canada Revenue Agency, which to date has not proposed any significant adjustments. No material matters pertaining to United States federal, state or local income tax matters are currently outstanding.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in $ millions)
Balance at January 1, 2008	549
Increases based on tax positions related to the current year	6
Increases for tax positions of prior years	107
Balance at December 31, 2008	662

The balance of $662 million at December 31, 2008 includes $229 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. The disallowance of a shorter deductibility period would not affect the effective tax rate, except with respect to interest and penalties and the impact of declining income tax rates. The remaining $433 million of unrecognized tax benefits would, if recognized, favourably affect the effective income tax rate in any future periods. Subject to the results of audit examinations by taxing authorities and to legislative amendments, BCE does not anticipate adjustments to the amount of unrecognized tax benefits during the next twelve months that would have a material impact on its financial statements.

BCE records interest and penalties related to income tax positions in income tax expense. For the twelve months ended December 31, 2008, BCE recognized approximately $31 million in interest and penalties. BCE had accrued $175 million for interest and $ nil for penalties at December 31, 2008 and $144 million and nil respectively, at December 31, 2007.

(i) Leases

Under United States GAAP, leases entered into during the last 25% of the total estimated economic life of the leased asset are classified as operating leases unless we expect to obtain ownership of the leased asset by the end of the lease term. Under Canadian GAAP, we account for such leases as capital leases when we obtain substantially all of the benefits and risks incident to ownership of the leased asset.

(j) Share Issue Costs

Under United States GAAP, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge share issue costs to deficit.

(k) Debt Issue Costs

Under United States GAAP, debt issue costs incurred in connection with the issuance of debt securities or other long-term borrowings are recorded as deferred charges and amortized over the term of the debt. Under Canadian GAAP, these costs are classified with the corresponding debt on the balance sheet.

(l) Other Long-Term Assets and Other Long-Term Liabilities

At December 31, (in $ millions)	2008	2007
Other long-term assets
Deferred costs (a)	(15)	(23)
Employee benefit plans (b)	(2,763)	(1,792)
Future income taxes (h)	854	550
Debt issue costs (k)	42	54
	(1,882)	(1,211)
At December 31, (in $ millions)	2008	2007
Other long-term liabilities
Employee benefit plans (b)	236	213
Future income taxes and unrecognized tax benefits (h)	(126)	(218)
	110	(5)

(m) Guarantees

Under Canadian GAAP, guarantees do not include indemnifications against intellectual property right infringement. Under United States GAAP, these indemnifications are included in guarantees. At December 31, 2008, such indemnifications amounted to $71 million (2007 – $176 million), of which $20 million expires in 2009, $25 million in 2010, $5 million in 2011, nil in 2012, $15 million in 2013 and thereafter, and $6 million with an indefinite term. We also have guarantees where no maximum potential amount is specified.

(n) Future Accounting Changes

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for measuring fair value in United States GAAP and expands disclosures about fair value measurements. FAS 157 came into effect as of January 1, 2008, except for certain non-financial assets, such as capital assets and goodwill, and non-financial liabilities in which case it is applicable for fiscal years beginning after November 15, 2008. We currently are evaluating the effect of adopting the remaining provisions of this new standard.

In December 2007, the FASB issued Statements No. 141 (revised 2007), Business Combinations (“FAS 141(R)”), and No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“FAS 160”). These new standards will significantly change the financial accounting and reporting of business combination transactions and non-controlling interests in consolidated financial statements. The most significant changes resulting from FAS 141(R) and FAS 160 include requirements to:

  Recognize 100 percent of the fair values of assets acquired, liabilities assumed, and non-controlling interests in acquisitions of less than a 100 percent controlling interest when the acquisition results in a change in control of the acquired entity;

  Recognize contingent consideration arrangements at their acquisition-date fair values;

  Expense, as incurred, acquisition-related transaction costs;

  Capitalize acquisition-related restructuring costs only if certain criteria are met as of the acquisition date; and

  Classify non-controlling interest in subsidiaries as a separate component of equity.

These new standards are effective for fiscal years beginning after December 15, 2008. We currently are evaluating the impact of the adoption of these new standards.